UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.            Name of issuer or person filing (the “Filer”):  COMPUTERSHARE TRUST COMPANY OF CANADA

B.            (1) This is [check one]:

☒   an original filing for the Filer

☐    an amended filing for the Filer

(2)  Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.            Identify the filing in conjunction with which this Form is being filed:

Name of Registrants:	TRANSCANADA PIPELINES LIMITED TRANSCANADA TRUST
Form Type:	F-10
File Number (if known):	333-203859
Filed By:	TRANSCANADA PIPELINES LIMITED TRANSCANADA TRUST
Date Filed (if filed concurrently, so indicate):	May 5, 2015 (filed concurrently with Registration Statement on Form F-10)

D.            The Filer is incorporated or organized under the laws of

CANADA

and has its principal place of business at:

Computershare Trust Company of Canada

530 – 8th Avenue SW, Suite 600

Calgary, Alberta T2P 3S8

Attention to: Manager, Corporate Trust

Telephone: (403) 267-6511

E.             The Filer designates and appoints COMPUTERSHARE TRUST COMPANY, N.A. (“Agent”) located at:

Computershare Trust Company, N.A.

350 Indiana Street, Suite 750

Golden, Colorado 80401

Telephone: (303) 262-0707

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)           any investigation or administrative proceeding conducted by the Commission; and

(b)           any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Registrants on Form F-10 on May 5, 2015 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.              The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.            Not applicable.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Country of Canada this 5th day of May, 2015.

Filer:	COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Beatriz Fedozzi
	Name:	Beatriz Fedozzi
	Title:	Corporate Trust Officer

By:	/s/ Karen Biscope
	Name:	Karen Biscope
	Title:	Manager Corporate Trust

This statement has been signed by the following person in the capacity and on the date indicated.

COMPUTERSHARE TRUST COMPANY, N.A. as authorized Agent for Service of Process of COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ John Wahl
	Name:	John Wahl
	Title:	Trust Officer

Dated:	May 5, 2015